[redacted]

09056117

…DSTATES
…CHANGE COMMISSION
…gton, D.C. 20549

SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 NW Briarcliff Parkway, Suite 700
(No. and Street)

Kansas City	MO	64114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy D. Bannwarth — (816) 285-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

11440 Tomahawk Creek Parkway	Leawood	KS	66211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy D. Bannwarth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradebot Systems, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARA L. MILLER
Notary Public-Notary Seal
State of Missouri, Platte County
Commission # 07388171
My Commission Expires Nov 28, 2011

Kara L. Miller
Notary Public

Timothy D. B[illegible]
Signature

Controller
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADEBOT SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 16,501,934
Receivables from brokers, dealers, and clearing organizations	7,521,994
Short-term investments, at fair value	23,130,398
Prepaids and other current assets	772,596
TOTAL CURRENT ASSETS	47,926,922
PROPERTY AND EQUIPMENT, at cost	
Computer equipment and software	5,391,067
Office furniture and fixtures	504,071
Leasehold improvements	1,924,961
	7,820,099
Less accumulated depreciation	(1,979,496)
NET PROPERTY AND EQUIPMENT	5,840,603
INVESTMENTS	617,644
TOTAL ASSETS	$ 54,385,169

LIABILITIES

CURRENT LIABILITIES	
Accounts payable	$ 5,535,246
Due to brokers	97,940
Accrued expenses and other liabilities	1,226,948
Income taxes payable	506,022
TOTAL CURRENT LIABILITIES	7,366,156
LONG-TERM LIABILITIES	
Deferred rent liability	8,503
Tenant improvements payable	989,213
TOTAL LONG-TERM LIABILITIES	997,716
TOTAL LIABILITIES	8,363,872

STOCKHOLDER'S EQUITY

COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000	1,000
RETAINED EARNINGS	46,010,693
ACCUMULATED OTHER COMPREHENSIVE INCOME	9,604
TOTAL STOCKHOLDER'S EQUITY	46,021,297
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 54,385,169

See Notes to Financial Statements